May 5, 2005

VIA FED EX

United States Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

Attention: Maryse Mills-Apenteng, Esq.

         Re:      SiriCOMM, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-123132

Dear Ms. Mills-Apenteng:

On behalf of our client, SiriCOMM, Inc. (the "Company"), we acknowledge that the Company will update the Selling Stockholder table contained in the above-referenced Registration Statement in a Rule 424(b) prospectus supplement so that footnotes 21 and 25 read as follows:

         "(21) Allen Wheeler, Henry Burkhalter, and David Webb, who are the directors of Sat-Net Communications, Inc., exercise shared voting and investment power with respect to the shares owned by Sat-Net Communications, Inc.

         (25) Includes stock underlying a warrant to purchase 31,900 shares of common stock at an exercise price of $2.40 per share. Robert Bonaventure, as president of Laidlaw Co. (UK) Ltd. (f/k/a/ Sands Brothers International Ltd.), exercises sole voting and investment power with respect to the shares owned by Laidlaw Co. (UK) Ltd."

Please do not hesitate to contact the undersigned at (617) 951-8411 with any questions. Thank you very much for your assistance in these matters.


                                                     Very truly yours,

                                                     /s/ A. Elizabeth Jetton
                                                     A. Elizabeth Jetton


cc:      Henry P. Hoffman, SiriCOMM, Inc.
         J. Richard Iler, SiriCOMM, Inc.
         John J. Concannon III, Esq.